Exhibit 3.3

AMENDMENT NO. 1
TO
BYLAWS
OF
KINDRED BIOSCIENCES, INC.
(a Delaware corporation)

RESOLVED, that Article 3, Section 3.1 of the bylaws of the Company be, and it hereby is, amended to read in its entirety as follows:
3.1          Number; Qualifications.  The number of directors of the Corporation shall be five (5).  All directors shall be elected at the annual meeting or at any special meeting of the stockholders, except as provided in Section 3.2 hereof, and each director so elected shall hold office until the next annual meeting or any special meeting, or until his successor is elected and qualified, or until his earlier resignation or removal. Directors need not be stockholders.

- .